Shun Tak Holdings Limited
Penthouse 39/F., West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel: 2859 3111 Fax: 2857 7181


05007570

22 April 2005

BY COURIER
Exemption No. 082-03357

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7, Washington D.C. 20549
United States of America

Dear sir

Re : Shun Tak Holdings Limited
Exemption No. 082-03357

We, Shun Tak Holdings Limited, a company incorporated in Hong Kong, are furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document : Announcement for Annual Audited Financial Results for the year ended 31 December 2004
Date of Announcement: 21 April 2005

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of the above document by returning the duplicate hereof to us by fax no. (852) 28593275.

Thank you for your kind attention.

Yours truly
For ~~and on~~ behalf of
Shun Tak Holdings Limited

Daisy Ho
Director

c.c. The Bank of New York – Ms. Kammy Yuen, Vice President
Global Issuer Services (By Fax No. 2840 9872)



SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

2004 AUDITED CONSOLIDATED RESULTS

GROUP RESULTS

The Group's audited profit attributable to shareholders for the year ended 31 December 2004 amounted to HK$503.2 million, an increase of 53.8% over 2003 profits of HK$327.2 million. Basic earnings per share were HK 24.8 cents (2003: HK 16.8 cents).

DIVIDENDS

A final dividend of HK 6.5 cents per share (2003: HK 3.5 cents) has been proposed. In addition to the interim dividend of HK 4.5 cents per share previously paid (2003: HK 1.5 cents), the total dividends for the year amounted to HK 11.0 cents per share (2003: HK 5.0 cents).

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2004

	Notes	2004 HK$million	2003 HK$million
Turnover	2	**3,749.1**	5,151.3
Other revenues		**100.6**	46.5
Other income		**105.4**	22.2
		3,955.1	5,220.0
Cost of properties sold		**(1,305.6)**	(3,296.4)
Other operating costs		**(1,763.8)**	(1,559.1)
Operating profit	2, 3	**885.7**	364.5
Finance costs	4	**(12.9)**	(40.0)
Net investment loss	5	**(48.5)**	(38.2)
Share of results of associates		**86.2**	42.3
Share of results of jointly controlled entities		**(0.6)**	(7.6)
Profit before taxation		**909.9**	321.0
Taxation	6	**(84.9)**	(21.6)
Profit after taxation		**825.0**	299.4
Minority interests		**(321.8)**	27.8
Profit attributable to shareholders		**503.2**	327.2
Dividends		**231.3**	97.1
Earnings per share (HK cents)	7		
- basic		**24.8**	16.8
- diluted		**23.8**	16.7
Dividends per share (HK cents)		**11.0**	5.0

NOTES:

1. **Basis of preparation**

   The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention as modified by the revaluation of investment properties, certain fixed assets and investments.

   The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

2. **Segment information**

	Turnover 2004 HK$million	Turnover 2003 HK$million	Operating profit 2004 HK$million	Operating profit 2003 HK$million
By business segment:				
Transportation	**1,577.3**	1,273.3	**243.2**	49.0
Property	**1,895.5**	3,741.4	**550.3**	374.5
Hospitality	**153.1**	119.2	**19.6**	6.5
Investment & others	**123.2**	17.4	**121.6**	4.8
	3,749.1	5,151.3	**934.7**	434.8
Unallocated net expenses			**(49.0)**	(70.3)
			885.7	364.5
By geographical segment:				
Hong Kong	**2,785.3**	4,455.0	**601.3**	290.1
Macau	**843.7**	609.6	**267.3**	65.3
Others	**120.1**	86.7	**17.1**	9.1
	3,749.1	5,151.3	**885.7**	364.5

3. **Operating profit**

	2004 HK$million	2003 HK$million
After crediting:		
Interest income	**27.0**	19.0
Less: Amount capitalised in properties under development	**—**	(6.5)
	27.0	12.5
Rental income from investment properties	**118.9**	108.4
Less: Outgoings	**(3.6)**	(2.6)
	115.3	105.8

The Group owns an 11.48% effective interest in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Final ordinary dividends for 2002 and 2003 declared by STDM in 2004 amounted to HK$115.5 million. An interim dividend from STDM for 2002 of HK$16.8 million was recognized by the Group in 2003. Taking this into account, the Group's dividend income from STDM would record an increase of 28.4% to HK$74.4 million in 2004 (2003: HK$57.9 million). STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. (SJM), one of the three gaming concessionaires granted a concession in 2002 by the Macau SAR Government to operate casinos in Macau.

Property

The property division contributed significant earnings and cash inflow to the Group with the popularity of its major residential developments, The Belcher's and Liberté. For the year ended 31 December 2004, the property division reported an operating profit of HK$550.3 million (2003: HK$374.5 million). The increase is mainly due to the improvement in profit margin recognized from sales of residential units in The Belcher's following the strong revival of the property market, notwithstanding the reduced revenue from sales of the remaining units for The Belcher's and Liberté during the year. The profit included a HK$88.2 million gain on conversion of convertible guarantee bonds issued in 1999 primarily to finance the land premium and redevelopment cost of Liberté.

In Macau, all saleable units of Nova Taipa Gardens Phase I, comprising 13 residential blocks, were sold as at 31 December 2004. Superstructure work of Phase II began in July 2004 and completion is scheduled in stages with the first 5 residential towers to be completed by 2006. Phase II comprises 13 luxury residential towers, a deluxe clubhouse and landscaped gardens of over 200,000 square feet. Pre-sale of Phase II residential units is scheduled for the second half of 2005. The associated company which owns the project disposed of its Phase IV development rights to one of the shareholders for a consideration of HK$200 million.

In Hong Kong, The Belcher's luxury development in Western Mid-Levels has been well received by the market and approximately 98% of saleable units were sold as at 31 December 2004. The Westwood, a large-scale modern commercial podium at The Belcher's, is the largest shopping complex in the Western Mid-Levels. During the year, both The Westwood and Liberté Place, the shopping centre at Liberté, generated satisfactory rental and management income for the Group.

The Group's property management division provides quality services for a diversified range of multi-functional residential, commercial and industrial properties, representing a portfolio of more than 10 million square feet in Hong Kong and Macau. Properties under the division's management include Liberté, The Belcher's, The Westwood and Liberté Place in Hong Kong, and Nova Taipa Gardens Phase I, the Macau Tower and Shun Tak House in Macau.

RECENT DEVELOPMENTS AND PROSPECTS

The Group is optimistic about the future growth in tourism and related economic activities in the Pearl River Delta region, particularly in Macau.

With the innovative services provided by TurboJET Sea Express, the transportation division has created a strategic Pearl River Delta platform to meet the demand of regional sea and air travelers. By linking major international airports in the Delta, the service enables the division to capture a more diversified and international traveler base and thereby enhances opportunities for revenue and business growth in the future.

In November 2004, the Group agreed to acquire the development rights of a prime property site adjacent to the Macau Tower at Nam Van for a consideration of HK$1,500 million to be satisfied as to HK$750 million in cash from internal financial resources of the Group and as to the balance by the issue of 148,883,374 new ordinary shares at the issue price of approximately HK$5.04 per share. This mixed-use property development site has a total developable gross floor area of not less than 2.7 million square feet for residential, commercial, retail and hotel uses. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the development complex will be leased to SJM for operation of a casino. The Group also plans to develop a site located in Taipa with a total developable gross floor area of over 2.1 million square feet with a hotel and associated facilities. The development rights of the site were acquired in 2002 and are owned as to 80% by the Group and 20% by STDM. The board believes that these developments will further strengthen the leading position of the Group in the Macau property and hospitality sectors.

In order to accommodate a greater variety of activities for its guests, the hospitality division plans an extension of its facilities at the Westin Resort Macau subject to government approval. The extension will include a spa centre, banquet hall, seafront villas and restaurant. In December 2004, the Macau SAR Government granted approval for the preliminary plan of the spa.

During the year, property sales generated significant cashflow for the Group with a net cash surplus of approximately HK$2.6 billion as at 31 December 2004. The Group's financial position was further strengthened with the full conversion of convertible bonds by July 2004. To capitalize on its solid financial position and established transportation and hospitality networks, the Group will continue to pursue investment opportunities that are synergistic with its core businesses and offer long-term growth potential, particularly in Macau. The Group is committed to achieve continued business growth and is confident that it will benefit from Macau's transformation into a world-class leisure, entertainment and convention destination.

Financial Review

Liquidity, Financial Resources and Capital Structure

The bank balances and deposits amounted to HK$3,873 million at 31 December 2004, representing a substantial increase of HK$2,259 million from last year end date .

At 31 December 2004, total loan facilities and other financing available to the Group amounted to HK$5,038 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the year end comprised HK$1,280 million in bank loans and

development	—	(6.5)
	27.0	12.5
Rental income from investment properties	118.9	108.4
Less: Outgoings	(3.6)	(2.6)
	115.3	105.8
Dividends from investments	120.8	17.2
After charging:		
Cost of inventories	1,692.9	3,593.1
Amortisation and depreciation	153.1	153.7

4. **Finance costs**

	2004 *HK$million*	2003 *HK$million*
Total finance costs incurred	14.4	77.0
Less: Amount capitalised in properties under development	(1.5)	(37.0)
Total finance costs expensed during the year	12.9	40.0

5. **Net investment loss**

	2004 *HK$million*	2003 *HK$million*
Impairment loss on goodwill of subsidiaries	34.7	2.0
Impairment loss on goodwill of a jointly controlled entity	1.1	65.9
Impairment loss on investments	12.7	—
Profit on disposal of a subsidiary	—	(29.7)
	48.5	38.2

6. **Taxation**

Hong Kong profits tax is provided at the rate of 17.5% (*2003: 17.5%*) on the estimated assessable profits for the year. Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

	2004 *HK$million*	2003 *HK$million*
Company and subsidiaries		
Hong Kong profits tax	55.6	6.1
Overseas tax	4.8	5.0
Deferred tax	13.9	5.4
Share of taxation		
Associates	8.8	2.8
Jointly controlled entities	1.8	2.3
	84.9	21.6

7. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$503.2 million (2003: HK$327.2 million) and the weighted average number of 2,027,033,564 shares (2003: 1,942,433,910 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$503.2 million (2003: HK$327.2 million) and the weighted average number of 2,115,339,365 shares (2003: 1,955,156,107 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

BUSINESS REVIEW

Transportation

Shun Tak-China Travel Shipping Investments Ltd. (STCTS), operating under the name TurboJET with a fleet of 31 vessels, is one of the largest high-speed ferry operators in Asia. It is the only operator providing 24-hour ferry services between Hong Kong and Macau. STCTS maintained its market leadership on its Hong Kong-Macau route during the year, while extending passenger service in new directions.

For the year ended 31 December 2004, with over 10 million passengers carried by STCTS, the transportation division recorded a significant increase in its operating profit to HK$243.2 million (2003: HK$49 million) despite the sharp rise in the price of fuel. The rebound in visitors to Macau following the recovery from SARS and relaxation of travel restrictions on mainland China's individual travelers since mid-2003 contributed to the record passenger volume on TurboJET's Hong Kong Island-Macau and Shenzhen-Macau routes. Passenger volume increased by 14% on the Hong Kong Island-Macau route during the year and the Shenzhen-Macau route achieved a 132% growth over 2003.

TurboJET Sea Express service, the transportation division's new ferry service between Hong Kong International Airport (HKIA) and key Pearl River Delta destinations launched in late 2003, enabled the Group's shipping operation to capture a wider and more diverse international traveler base. The TurboJET Sea Express service originates from the SkyPier cross-boundary passenger ferry terminal at HKIA and enables passengers to transit conveniently without going through Hong Kong customs and immigration formalities. The service has been well received by international travelers and recorded an encouraging growth in passengers on all routes in 2004.

Hospitality

The Group's hospitality division reported an impressive increase in operating profit to HK$19.6 million (2003: HK$6.5 million) for the year ended 31 December 2004. This was mainly due to the rebound in visitors to Macau after SARS and the relaxation of travel restrictions on individual travelers from mainland China.

For the year ended 31 December 2004, the number of visitors to Macau increased 40% year-on-year, to approximately 16.6 million people. With relaxed travel restrictions on individual travelers from major cities in mainland China (including Guangzhou, Shanghai and Beijing), visitor arrivals to Macau from mainland China reached 9.5 million in 2004, a dramatic increase of 66% year-on-year. The opening of new leisure and entertainment venues in Macau also helped to attract more tourists in 2004.

As a result of the surge in visitors to Macau, the Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported increases in profit for the year. The two hotels also recorded improved average room rates and occupancy rates during the year. Mandarin recorded a 4% increase in average room rate and an 18% increase in occupancy rate, as compared with last year. Westin also recorded a 7% increase in average room rate and a 7% increase in occupancy rate over 2003.

Under the Group's management, Macau Tower Convention & Entertainment Centre (Macau Tower) has become a prominent landmark for tourists and a popular venue for major public events, conventions and banquets in Macau. In 2004, Macau Tower recorded a year-on-year increase in visitors of approximately 21% with over 2 million visitors since its opening. In July 2004, a public opinion survey cited Macau Tower as the most favored tourist spot by visitors to Macau. The survey was part of the "Macau Welcomes You" campaign sponsored by the Macau SAR Government. To meet the increasing demand for high-quality banquet facilities in Macau, Macau Tower opened a new ballroom in December 2004 which offers the largest capacity for this type of facility in Macau.

Financial Review

Liquidity, Financial Resources and Capital Structure

The bank balances and deposits amounted to HK$3,873 million at 31 December 2004, representing a substantial increase of HK$2,259 million from last year end date .

At 31 December 2004, total loan facilities and other financing available to the Group amounted to HK$5,038 million, of which HK$3,753 million remained undrawn. The facilities outstanding at the year end comprised HK$1,280 million in bank loans and HK$5 million in other loan.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2004 is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Total
61%	11%	28%	100%

Based on a net cash surplus of HK$2,588 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' fund) was nil (2003: nil). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

During the year, 127,390,540 and 10,201,790 new shares were issued upon conversion of the convertible guaranteed bonds and exercise of share options respectively.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$515 million (2003: HK$567 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

Closure of Register of Members

The Register of Members will be closed from Thursday, 9 June 2005 to Tuesday, 14 June 2005, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Wednesday, 8 June 2005.

Code of Best Practices

In the opinion of the Directors, the Company has complied with the Code of Best Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Articles of Association of the Company.

The accounts for the year have been reviewed by the Audit Committee. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo, Mrs. Louise Mok and Mr. Norman Ho. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

Proposed Amendments to the Company's Articles of Association

In order to comply with the new Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules, it is proposed that certain amendments be made to the Company's Articles of Association. A special resolution to give effect to the proposed amendments to the Company's Articles of Association will be proposed at the forthcoming Annual General Meeting of the Company. The proposed special resolution is to be published in the notice of the Annual General Meeting and particulars of the proposed amendments will be set out in a circular to be dispatched to the shareholders of the Company in due course.

Purchase, Sale and Redemption of Listed Securities

There was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2004.

Publication of Further Information

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

2005 Annual General Meeting

It is proposed that the 2005 Annual General Meeting of the Company will be held on Tuesday, 14 June 2005. A notice of Annual General Meeting will be published in the newspapers and will be dispatched to the shareholders of the Company accordingly.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 21 April 2005

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Robert Kwan and Mr. Norman Ho.